February 13, 2006

Via Facsimile

Mr. William J. Pesce
President and Chief Executive Officer
John Wiley & Sons, Inc.
111 River Street
Hoboken, NJ 07030

	RE: 	John Wiley & Sons, Inc.
		Form 10-K: For the Year Ended April 30, 2005
		File Number: 001-11507

Dear Mr. Pesce:

	We have completed our review of your Form 10-K and related filings, and at this time do not have further comments.

							Sincerely,



							Michael Fay
							Accounting Branch Chief


cc: Ellis E. Cousens, Executive Vice President and Chief Financial
    Officer
    Edward Melando, Vice President, Controller and Chief
    Accounting Officer